SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON AUGUST 13, 2012

1. DATE AND TIME: August 13, 2012 at 9:00 a.m. 2.  PLACE:  The company’s principal place of business located at Rua Eteno, 1561, Complexo Petroquímico de Camaçari, CEP: 42.810-000, Municipality of Camaçari, State of Bahia. 3.  CALL NOTICE: The Call Notice was published pursuant to article 124 of Law No. 6,404/76 (“LSA”), in the July 28/29 and 31 and August 1, 2012 editions of the “Official Gazette of the State of Bahia” and in the July 28, 30 and 31, 2012 editions of the newspaper “A Tarde.” 4.  ATTENDANCE:  Shareholders representing more than 97% of the Company’s voting capital, as verified by the signatures below and those in the “Shareholder’s Attendance Book.” The meeting also recorded the attendance of shareholders holding more than 44% of the preferred shares, according to the signatures in the “Shareholder’s Attendance Book.” 5.  PRESIDING BOARD: Chairman: Ana Patrícia Soares Nogueira and Secretary: Waldecy Bispo dos Santos, chosen in the manner set out in article 16, paragraph 3, of the Company’s Bylaws. 6.  AGENDA:  Reading of the agenda was unanimously waived by the shareholders in attendance. 7.  RESOLUTIONS:  The matter listed in the Agenda was put up for discussion and vote, and the following resolution was unanimously made by those in attendance: 7.1  – Election of Full Member of the Company’s Board of Directors: in view of the resignation presented by Mr. Francisco Pais on July 5, 2012, the election of Mr. PATRICK HORBACH FAIRON, Brazilian citizen, in a stable union, electronics engineer, enrolled in the Individual Taxpayers’ Register of the Ministry of Finance (CPF/MF) under No. 293.710.580-72, bearer of Identity Card (RG) No. 6.004.968.563 SJS/RS, resident and domiciled in Rio de Janeiro/RJ, with business address at Av. República do Chile, 65, sala 2002, Centro, Rio de Janeiro/RJ, CEP 20.031-912, was approved, without amendments or provisos, to compose the Company’s Board of Directors as a full member, replacing Mr. Francisco Pais for the remaining term of the current term of office, that is, until the Annual General Meeting of the Company to be held in 2014. Mr. Patrick Horbach Fairon shall be invested in office on this date, having presented written statements for the due legal purposes and effects set out in article 37, item II, of Law No. 8,934 of November 18, 1994, with the wording provided by article 4 of Law No. 10,194 of February 14, 2001, wherein he is not prevented from exercising the trade or administration of a business organization, by virtue of a criminal conviction, having also presented, in compliance with the provisions of CVM Ruling No. 358 of January 3, 2002, a written statement pursuant to the terms of such Ruling, which was filed at the Company’s principal place of business. Due to the resignation and election deliberated above, the Company’s Board of Directors shall now have the following composition: FULL MEMBERS: MARCELO BAHIA ODEBRECHT – CHAIRMAN; JOSÉ CARLOS COSENZA – VICE-CHAIRMAN; ALFREDO LISBOA RIBEIRO TELLECHEA; ALVARO FERNANDES DA CUNHA FILHO; FELIPE MONTORO JENS; NEWTON SERGIO DE SOUZA; LUIZ DE MENDONÇA; ALMIR GUILHERME BARBASSA; JOSÉ ALCIDES SANTORO MARTINS; PATRICK HORBACH FAIRON; and  ROBERTO ZURLI MACHADO. RESPECTIVE ALTERNATE MEMBERS: CLÁUDIO MELO FILHO; ANTONIO APARECIDA DE OLIVEIRA; ANDRÉ AMARO DE SILVEIRA; CARLA GOUVEIA BARRETTO; MAURO MOTTA FIGUEIRA; MONICA BAHIA ODEBRECHT; PAULO OLIVEIRA LACERDA DE MELO; GUSTAVO TARDIN BARBOSA; ARÃO DIAS TISSER; ANDREA DAMIANI MAIA DE ANDRADE; and  JOSÉ DE FREITAS MASCARENHAS. 8. - ADJOURNMENT: As there were no further subjects to be discussed, the Extraordinary General Meeting was closed and these minutes were drawn up, which, after read, discussed and found to be in order, were signed by all Shareholders in attendance, which made up the quorum required to render the resolution of this General Meeting valid and, by decision of the Shareholders, the extraction of the necessary certificates by the Secretary of the Meeting was authorized. Camaçari/BA, August 13, 2012. Sgd.: PRESIDING BOARD: Ana Patrícia Soares Nogueira – Chairman; Waldecy Bispo dos Santos – Secretary; SHAREHOLDERS: Odebrecht Serviços e Participações S/A (by Ana Patrícia Soares Nogueira); Odebrecht S/A (by Ana Patrícia Soares Nogueira); Petróleo Brasileiro S/A – Petrobras (by Roberto Keller Thompson Mello).

1

The above matches the original recorded in the proper book.

Waldecy Bispo dos Santos

Secretary

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2012
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.